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                                                                    Exhibit 15.1

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements of Elron Electronic industries Ltd. on Form S-8 (File Nos. 333-10570, 333-111310) of our report dated March 10, 2004, with respect to the consolidated financial statements of Elron Electronic Industries Ltd. included in this Annual Report (Form 20-F) for the year ended December 31, 2003.


Tel-Aviv, Israel                       /s/ KOST FORER GABBAY & KASIERER
June 22, 2004                          A Member of Ernst & Young Global